Exhibit 99.1

PRESS RELEASE

Sanofi Enters into Confidentiality Agreement with Medivation and Will be Provided Due Diligence Access and Confidential Information

- Sanofi Agrees to Standstill and to Withdraw Consent Solicitation-

Paris, France—July 5, 2016 – Sanofi has confirmed that it has entered into a confidentiality agreement with Medivation, Inc. (NASDAQ: MDVN) under which it will be provided due diligence access and confidential information. Sanofi indicated that it has been advised by Medivation that Sanofi is being given the same opportunity as others to participate in a process relating to a potential transaction. A dataroom will be opened and management meetings scheduled in the near term.

Sanofi also confirmed that on June 27 it advised Medivation that upon signing a confidentiality agreement and being provided information, Sanofi would increase its offer to $58.00 in cash and $3.00 in the form of a contingent value right (CVR) relating to Talazoparib sales performance.

“We are pleased to have the opportunity to engage with Medivation,” said Olivier Brandicourt, Chief Executive Officer, Sanofi. “Our willingness to increase our offer is driven by our in-depth analysis of the benefits and value creation potential of a combination. We look forward to discussions with Medivation on a combination which we believe is the most value creating transaction for both companies’ shareholders, and would provide Medivation and its employees with an outstanding platform to further grow its oncology franchise.”

Under the confidentiality agreement, Sanofi has agreed to a customary standstill for six months subject to limited early termination events and has agreed to withdraw its consent solicitation. Sanofi is confident that its due diligence can be quickly completed and that if an agreement is reached on a mutually acceptable transaction, Sanofi can close promptly given that it has received U.S. regulatory clearance, and there would be no financing condition.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Merial. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and variations of these words or comparable words. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks that Sanofi will ultimately not pursue a transaction with Medivation or Medivation will reject engaging in any transaction with Sanofi, if a transaction is negotiated between Sanofi and Medivation, risks related to Sanofi’s ability to complete the acquisition on the proposed terms, the possibility that competing offers will be made, other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition, disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers, and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Sanofi’s shares could decline, as well as other risks related Sanofi’s and Medivation’s respective businesses, including the ability to grow sales and revenues from existing products, competition, including potential generic competition, the ability to protect intellectual property and defend patents, regulatory obligations and oversight, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations Jack Cox and Laurence Bollack Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com Joele Frank, Wilkinson Brimmer Katcher Joele Frank, Andy Brimmer or James Golden Tel: +1-212-355-4449	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com Innisfree Scott Winter or Larry Miller Tel : +1-212-750-5833